Exhibit 99.9

October 15, 2004 Media Interviews on the Financial Performance of Wipro Limited
for the quarter ended September 30, 2004.

TV Channel Headlines Today
Interviewee: Suresh Senapathy, Chief Finance Officer, Wipro Limited

Headlines Today: Mr. Senapathy, how do you explain this splendid performance of Wipro in this quarter, the best since the downturn?

Suresh Senapaty: This quarter has been good for us. The performance has seen good growth on both prices and volumes. We have seen a 2.9% growth in the prices for our onsite projects. Volume increase has happened across all of our businesses verticals in our global IT businesses-TSP, Interops, BPO etc.

Headlines Today: Some of your key customers have had changes in their business plans. How did that impact you?

Suresh Senapaty: When we have a basket of about 350 customers there will always be changes in structures. These are business realities. We see these as opportunities and would like to capitalize on these. When a customer changes business structures a number of opportunities get created and we are in a better position to capitalize on them as we already have them as our clients.

Headlines Today: How do you see the next quarter?

Suresh Senapaty: We have given a salary hike on September 1 to some of the employees of Wipro Technologies and the remaining employees will be given a hike during the current quarter. We expect to raise salaries of our employees in India by 15% to 18% during the October-December quarter.

Additionally, we will take a “non-cash charge” during the fiscal third quarter as we plan to offer stock options to our employees.

These incremental costs, coupled with the lower number of billable days during the quarter would lead to some contraction in margins.

Headlines Today: If you are expecting a squeeze next quarter, how will you over come these problems?

Suresh Senapaty: The margin squeeze would be contained by increase in productivity of our operations and change in the mix of our offerings as we shall move to offering higher value services to our customers.

Headlines Today: During the last 12 months there has been a continuous outcry against outsourcing. What do you see the impact on Wipro?

Suresh Senapaty: The economic compulsions of outsourcing are very strong and will be more amplified in the future. Despite the public outcry in the U.S. against outsourcing software work to low-cost countries such as India, the fact is there continues to be steady demand for such services. Demand is mainly cost-driven, and we see that more and more customers are coming in.

Headlines Today: How many clients did you add this quarter?

Suresh Senapaty: We added 34 new clients during the July-September quarter.

Headlines Today: And employees?

Suresh Senapaty: We recruited nearly 5500 or 5546 employees to be precise. That is nearly 15% of our 37,000-odd workforce as of Sept. 30.

Headlines Today: Mr. Senapaty, Thank you very much for your time. It has been a fantastic growth and we wish you all the best for coming quarters.

Suresh Senapaty: Thank you.